March 30, 2011

Via Facsimile and EDGAR

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	MF Global Holdings Ltd.
Form 10-K for the Fiscal Year Ended March 31, 2010
File No. 1-33590

Dear Mr. Efron:

We write in response to the comment letter, dated March 16, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to J. Randy MacDonald, Chief Financial Officer of MF Global Holdings Ltd. (“we” or the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”).

We have set forth below the text of each of the Staff’s comments as included in the Comment letter, followed by the Company’s response. The Company’s responses in this letter refer to transactions accounted for in the fiscal year ended March 31, 2010.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 71

Howard Efron	- 2 -
U.S. Securities and Exchange Commission
March 30, 2011

Comment 1

Tell us your consideration of providing liquidity disclosures to discuss the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries. In this regard, consider disclosing the amount of cash that is currently held by your foreign subsidiaries and disclose the impact of repatriating the undistributed earnings of foreign subsidiaries. Please refer to Item 303(A)(I) of Regulation S-K and Section IV of our Release 33-8350.

Response 1

Item 303(a)(1) of Regulation S-K requires that registrants identify “any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.” Under Section IV of SEC Release No. 33-8350 (the “Release”), the Staff also furnished guidance with respect to the proper scope of discussions relating to liquidity and capital resources. In particular, the Release suggested that registrants’ MD&A should consider including, to the extent material, a discussion and analysis of “the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements.” With regards to cash requirements, the Release suggests that companies should consider whether “the reasonably likely exposure to future cash requirements associated with known trends or uncertainties” would have “a material impact on liquidity (discussion of immaterial matters … should be avoided)”.

In accordance with the foregoing provisions, we have noted on page 71 of the Form 10-K under “Liquidity and Capital Resources” that our multiple sources of liquidity and existing cash flow are sufficient to satisfy our primary liquidity needs: working capital; debt service obligations; and preferred dividend obligations. Because we have sufficient liquidity, in the United States and at our parent company, to satisfy our expected liquidity needs, we do not need to, nor do we expect to, repatriate undistributed earnings of our foreign subsidiaries to help satisfy our liquidity needs. Instead, we have reinvested and expect to continue reinvesting the undistributed earnings of our foreign subsidiaries indefinitely (i.e. we expect our earnings in our foreign subsidiaries will be permanently reinvested and that the investments are essentially permanent in duration). Based on our intention to permanently reinvest undistributed earnings of our foreign subsidiaries outside the United States, there was no potential tax impact, and as such we did not disclose the matter, nor did we give any additional guidance with respect to any potential tax impact because it was not material.

Howard Efron	- 3 -
U.S. Securities and Exchange Commission
March 30, 2011

Financial Statements

Consolidated Balance Sheets. page 92

Comment 2

Please tell us what provisions require you to classify your series A and series B preferred stock outside of the equity section.

Response 2

We considered the guidance in ASC 480-10-S99-3A which requires that preferred securities that are redeemable for cash or other assets be classified outside of the equity section if they are redeemable upon the occurrence of an event that is not solely within the control of the issuer. The preferred stock include conditions for redemption which are not solely within the Company’s control.

Upon the occurrence of various reorganization events, which are outside the control of the Company, the holders of our Series A and Series B Preferred Stock have election rights to settle their shares in cash, shares, or other assets. Additionally, there is also the possibility that, in a transaction providing such election rights, the Series A and Series B holders could receive a different form of consideration (i.e. cash or shares) than the holders of our common stock could receive, which is outside the control of the Company. As such, and in accordance with ASC 480, the Company determined to record the Series A and Series B Preferred Stock outside of the equity section.

For your reference, the following are the “Reorganization Events” provisions of the Series A and Series B Preferred Stock, which is included in the Certificate of Designations for each series and which were filed with the Commission as Exhibit 3.1 to a Current Report on Form 8-K on January 5, 2010 of the Company.

For Series A

Section 11. Adjustment for Reorganization Events.

(a) Reorganization Events. In the event of:

(i) any consolidation, merger, binding share exchange or reclassification involving the Company in which all or substantially all outstanding shares of Common Stock are converted into or exchanged for cash, securities or other property of the

Howard Efron	- 4 -
U.S. Securities and Exchange Commission
March 30, 2011

Company or another Person; or

(ii) the completion of any sale or other disposition in one transaction or a series of transactions of all or substantially all the assets of the Company to another Person; each of which is referred to as a “Reorganization Event,” each share of Convertible Preferred Stock issued and outstanding immediately prior to such Reorganization Event will, without the consent of the holders of the Convertible Preferred Stock, become convertible into the kind and amount of securities, cash and other property, if any (the “Exchange Property”), receivable in such Reorganization Event (without any interest thereon, and, subject to any right of the Holder to receive Participating Dividends, without any right to dividends or distributions thereon that have a record date that is prior to the applicable Conversion Date) per share of Common Stock by a holder of Common Stock that is not a Person with which the Company effected such consolidation, merger, binding share exchange or reclassification, or to which such sale or other disposition was made, as the case may be (each of the Company and any such other Person, a “Constituent Person”), or an Affiliate of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Stock held by Affiliates and non-Affiliates of the Company; provided that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person other than a Constituent Person or an Affiliate thereof (due to elections or otherwise), then for the purpose of this Section 11(a), the kind and amount of securities, cash and other property receivable upon such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock (other than Constituent Persons and Affiliates thereof) that affirmatively make an election (or of all such holders if none make an election) (and if holders of Common Stock (other than Constituent Persons and their Affiliates) may elect the kind and amount of securities, cash and other property so receivable, each Holder shall have the same election right with respect to the Exchange Property receivable upon conversion after the Reorganization Event, provided such Holder notifies the Company of its election in writing prior to the Reorganization Event). On each Conversion Date following a Reorganization Event, the Conversion Rate then in effect will be applied to the Exchange Property received per share of Common Stock, as determined in accordance with this Section 11.

Howard Efron	- 5 -
U.S. Securities and Exchange Commission
March 30, 2011

For Series B

Section 12. Adjustment for Reorganization Events.

(a) Reorganization Events. In the event of:

(i) any consolidation, merger, binding share exchange or reclassification involving the Company in which all or substantially all outstanding shares of Common Stock are converted into or exchanged for cash, securities or other property of the Company or another Person; or

(ii) the completion of any sale or other disposition in one transaction or a series of transactions of all or substantially all the assets of the Company to another Person; each of which is referred to as a “Reorganization Event,” each share of Convertible Preferred Stock issued and outstanding immediately prior to such Reorganization Event will, without the consent of the holders of the Convertible Preferred Stock, become convertible into the kind and amount of securities, cash and other property, if any (the “Exchange Property”), receivable in such Reorganization Event (without any interest thereon, and without any right to dividends or distributions thereon that have a record date that is prior to the applicable Conversion Date) per share of Common Stock by a holder of Common Stock that is not a Person with which the Company effected such consolidation, merger, binding share exchange or reclassification, or to which such sale or other disposition was made, as the case may be (each of the Company and any such other Person, a “Constituent Person”), or an Affiliate of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Stock held by Affiliates and non-Affiliates of the Company; provided that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by a Person other than a Constituent Person or an Affiliate thereof (due to elections or otherwise), then for the purpose of this Section 12(a), the kind and amount of securities, cash and other property receivable upon such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Common Stock (other than Constituent Persons and Affiliates thereof) that affirmatively make an election (or of all such holders if none make an election) (and if holders of Common Stock (other than Constituent Persons and their

Howard Efron	- 6 -
U.S. Securities and Exchange Commission
March 30, 2011

Affiliates) may elect the kind and amount of securities, cash and other property so receivable, each Holder shall have the same election right with respect to the Exchange Property receivable upon conversion after the Reorganization Event, provided such Holder notifies the Company of its election in writing prior to the Reorganization Event). On each Conversion Date following a Reorganization Event, the Conversion Rate then in effect will be applied to the Exchange Property received per share of Common Stock, as determined in accordance with this Section 12.

Note 1. Organization and Basis of Presentation

Comment 3

Please tell us how you account for your 19.5% equity investment in Polaris and tell us your basis in accounting for such treatment.

Response 3

As indicated in Note 1 to the financial statements included in the Form 10-K, the Company’s policy for investments in entities in which we generally own greater than 20% but less than 50%, or exercise significant influence, but not control, is to account for them using the equity method of accounting. Pursuant to ASC 323 Investments – Equity method and Joint Ventures, significant influence should also be considered. Significant influence can be determined by factors such as representation on the board of directors, participation in policy-making processes, material intercompany transactions, interchange of managerial personnel, and technological dependency.

As of March 31, 2010, although we only held a 19.5% equity investment in Polaris, we exercised significant influence over its operating and financial policies, as well as decisions of Polaris primarily through the two out of ten seats we hold on Polaris’ board of directors.

In line with the equity method of accounting, our initial investment in Polaris was recorded at cost in the Consolidated Balance Sheet and subsequently adjusted to reflect our share of the income or losses of Polaris based on the proportionate size of our investment. Our share of the income or losses of Polaris, based on the proportionate size of our investment, is reported net of tax in our Consolidated Statement of Operations.

Howard Efron	- 7 -
U.S. Securities and Exchange Commission
March 30, 2011

Note 2. Summary of Significant Accounting Policies

Securities purchased under agreements to resell and securities sold under agreements to repurchase, page 99

Comment 4

With regard to your repurchase agreements, please tell us the following:

•	Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

Response: Attached in Annex A is a table providing the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

•	Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

Response: Attached in Annex A is a table providing the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

•	Describe all the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

Response: All repurchase transactions, where the repurchase date is not the same as the date when the transferred assets mature, are accounted for as collateralized financings. These consist of transactions where the repurchase date may be overnight (i.e. the next business day), open (i.e. no specified repurchase date), or on a term basis (i.e. a specific date beyond the next business day), but not the same date as the maturity date of the transferred assets.

Repo-to-maturity agreements are different from other repurchase agreements in that the repurchase date is the same as the date when the transferred assets mature. We account for repo-to-maturity transactions as sales. In addition, repo-to-maturity sales treatment is only achieved if the three conditions detailed in the next response are met.

•	Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

Howard Efron	- 8 -
U.S. Securities and Exchange Commission
March 30, 2011

Response: Under U.S. GAAP, a transfer of financial assets in exchange for consideration other than beneficial interests in the transferred assets shall be accounted for as a sale if the transferor surrenders control over those financial assets.

To qualify for sales accounting treatment, a repo-to-maturity agreement must meet the following three conditions, as prescribed in paragraph 5 of ASC 860-10-40, in order for us to demonstrate that we, as the transferor in a repo-to-maturity agreement, have relinquished control of the transferred collateral:

A. Isolation of transferred assets. The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

B. Transferee’s rights to pledge or exchange. Each transferee or each holder of beneficial interests has the right to pledge or exchange the assets (or beneficial interests) it received, and, no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

C. Effective control. The transferor does not maintain effective control over the transferred assets through either an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

We believe the repo-to-maturity agreements that we account for as sales of the underlying collateral assets meet the above three conditions. Our analysis is as follows:

A1. Isolation of transferred assets:

We believe the repo-to-maturity transactions we accounted for as sales meet this condition as the transferred assets in our repo-to-maturity transactions are isolated from the Company. Repurchase agreements can be difficult to characterize because they have attributes of both sales and collateralized financings. They are typically documented as sales with forward repurchase obligations and may be treated as sales in bankruptcy law. However, they are treated as financings in tax law. Repurchase agreements have long been accounted for as collateralized financings, although repo-to-maturity agreements have been traditionally treated as sales.

Howard Efron	- 9 -
U.S. Securities and Exchange Commission
March 30, 2011

The Financial Accounting Standards Board (“FASB”) acknowledged the legal and economic ambiguity of the repurchase agreements when it provided its basis for conclusions in FAS 140, now codified as ASC 860. It also made reference to the legal description of a securities lending transaction by the American Law Institute and implied that this legal description may be applied to repurchase agreements. Following the reasoning in that legal description, the FASB concluded that financial assets transferred under repurchase agreements would qualify for de-recognition as having been sold for proceeds consisting of cash and a forward purchase contract. During the term of the agreement, the transferred assets are isolated from the Company, even in bankruptcy or other receivership.

B1. Transferee’s rights to pledge or exchange:

We believe the repo-to-maturity transactions we accounted for as sales meet this condition as our repo-to-maturity transactions provide the transferee with the legal right and operational ability to pledge or exchange the transferred assets free of any contractual conditions or operational constraints imposed by us.

Our repo-to-maturity agreements are documented and governed under the standard Master Repurchase Agreement, by the Bond Market Association, September 1996 Version. Section 8, Segregation of Purchased Securities, clearly provides the Buyer (the transferee) the right to transfer, resell, repledge or rehypothecate the transferred assets without constraints by the transferor by stating that “…all of Seller’s interest in the Purchased Securities shall pass to Buyer on the Purchase Date and, unless otherwise agreed by Buyer and Seller, nothing in this Agreement shall preclude Buyer from engaging in repurchase transactions with the Purchased Securities or otherwise selling, transferring, pledging or hypothecating the Purchased Securities, but no such transaction shall relieve Buyer of its obligations to transfer Purchased Securities to Seller pursuant to Paragraph 3, 4 or 11 hereof, or of Buyer’s obligation to credit or pay Income to, or apply Income to the obligations of, Seller pursuant to Paragraph 5 hereof.”

In addition, the underlying collateral securities in our repo-to-maturity agreements are securities that are readily obtained, pledged or transferred in the market place. As such, we believe the transferees in these agreements have the legal rights and operational ability to pledge or exchange the transferred assets free of constraints imposed by us.

Howard Efron	- 10 -
U.S. Securities and Exchange Commission
March 30, 2011

C1. Effective control

We believe we have met the requirement to relinquish control of the transferred asset in our repo-to-maturity transactions. In accordance with ASC 860-10-40.5(c), we do not maintain effective control over the transferred asset through an agreement that either entitles or obligates us to repurchase or redeem the asset before its maturity. In a repo-to-maturity agreement, control is surrendered for the entire remaining life of the transferred asset. The obligation to repurchase the asset at maturity is not considered to provide us with effective control, because, upon receipt of the asset (or a net cash settlement) at maturity, the asset has matured or expired.

•

Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

Response: The business rationale for structuring repurchase agreements as sales is to take advantage of opportunities in the market and lock in the return on a transaction for the duration of the security. The cash market and the repurchase markets do not necessarily move in sync and as such there are arbitrage opportunities. As an active market maker and broker-dealer, the Company is very experienced in trading the short end of the fixed income market which allows our traders to take advantage of these arbitrage opportunities. Additionally, the Company’s short duration trading unit is somewhat unique relative to other broker-dealers in that our traders have deep experience in both the cash and repurchase markets, allowing them to quickly identify and capture price movements in, and anomalies between, both markets.

The decrease in the notional size of repo-to-maturity portfolio over the three years ended March 31, 2010 was the result of the tightening of the cash and repurchase markets. With less room for spreads between the two markets, there has been less opportunity for our trading desk to take advantage of the anomalies in the market. As such, the repo-to-maturity portfolio for the Company has been traditionally long since September 2007, as can be seen in Annex A.

•

Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

Howard Efron	- 11 -
U.S. Securities and Exchange Commission
March 30, 2011

Response: We present ratios and metrics publicly to investors, analysts and credit rating agencies that cover many aspects of our financial and operating performance.

In presenting our consolidated financial results to investors, analysts and rating agencies, we present information such as Revenues, net of interest and transaction based expenses and Earnings per share, as well as average balances from fixed income and stock borrow loan products. These metrics would be affected if our repurchase transactions, which we accounted for as sales, qualified to be, and were accounted for as, collateralized financings.

Specifically, for example, for the year ended March 31, 2010, our (i) Revenues, net of interest and transaction based expenses would have decreased by approximately $2 million if our repo-to-maturity transactions would have been characterized as collateralized financing arrangements, (ii) loss per share would have increased by 1 cent and (iii) average balances related to fixed income and stock borrow loan products would have increased by $6.9 billion.

In our filings with the SEC, we have disclosed our policy for accounting for repo-to-maturity transactions as sales in Note 2 to the Financial Statements in Form 10-K. Additionally, in Note 5 to the Financial Statements of the Form 10-K we disclose the dollar amount of repurchase agreements purchased and sold to maturity at contract value, on a two year comparative basis.

•

Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

Response: We entered into repo-to-maturity agreements, which, as described above qualify for sales accounting treatment, mainly with inter-dealer brokers including Tradition, ICAP, Tullet and Garban and banks such as UBS. While the trades were executed with these parties bi-laterally, these were primarily novated, settled and margined via the Fixed Income Clearing Corporation (100% was held with the Fixed Income Clearing Corporation at March 31, 2010). The underlying collateral for these repo-to-maturity agreements was U.S. Treasury securities, and as such we had concentration risk with the U.S. as an issuer, which we did not consider a significant exposure.

Howard Efron	- 12 -
U.S. Securities and Exchange Commission
March 30, 2011

•

Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

Response: As discussed above, our accounting for repurchase agreements is dependent on whether such an agreement qualifies as a collateralized financing or sale under U.S. GAAP. For repo-to-maturity agreements that meet the criteria for sales accounting under ASC 860, we have consistently accounted for those transactions as sales of the underlying collateral assets. For repurchase agreements that are collateralized financing transactions, we had historically carried these transactions at contract values on our balance sheet, in accordance with historical U.S. GAAP standards, regardless of whether they were overnight, open or term transactions.

However, starting April 1, 2009, in accordance with ASC 825 Financial Instruments, we elected to carry our new term repurchase agreements that are collateralized financing transactions at fair value on our balance sheet, with changes in fair value reported in current earnings. We elected the fair value option for these instruments to more accurately reflect market and economic events in our earnings and to mitigate a potential imbalance in earnings caused by using different measurement attributes (i.e. fair value for the collateral versus carrying value for the repurchase agreement). We continued accounting for our overnight and open repurchase agreements at contract values.

For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

Response: Attached in Annex B is a chart providing the average quarterly balance for each of the three years, the period end balance for each of those quarters and the maximum balance at any month-end for those transactions we account for as collateralized financings. We enter into repurchase transactions primarily to facilitate client transactions and may structure them as repos-to-maturity as we identify arbitrage opportunities in the market. The balances reported at each period are reflective of

Howard Efron	- 13 -
U.S. Securities and Exchange Commission
March 30, 2011

transactions conducted in the normal course of business and the related market opportunities available at each point in time.

•

Whether you have any securities lending transactions that you account for as sales pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these transactions at each quarterly balance sheet date for each of the past three years. Provide a detailed analysis supporting your decision to account for these securities lending transactions as sales.

Response: We do not have any securities lending transactions accounted for as sales pursuant to the guidance in ASC 860-10.

•

Whether you have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that you account for as sales pursuant to the guidance in ASC 860. If you do, describe the key terms and nature of these transactions and quantify the amount of the transactions at each quarterly balance sheet date for the past three years.

Response: We do not have any other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets, similar to repurchase or securities lending transactions that we account for as sales pursuant to the guidance in ASC 860.

•

Whether you have offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist. If you have offset financial assets and financial liabilities in the balance sheet where a right of setoff does not exist, please identify those circumstances, explain the basis for your presentation policy, and quantify the gross amount of the financial assets and financial liabilities that are offset in the balance sheet. For example, please tell us whether you have offset securities owned (long positions) with securities sold, but not yet purchased (short positions), along with any basis for your presentation policy and the related gross amounts that are offset.

Response: We do not offset financial assets and financial liabilities in the balance sheet where a right of setoff – the general principle for offsetting – does not exist.

Howard Efron	- 14 -
U.S. Securities and Exchange Commission
March 30, 2011

Finally, if you accounted for repurchase agreements, securities lending transactions, or other transactions involving the transfer of financial assets with an obligation to repurchase the transferred assets as sales and did not provide disclosure of those transactions in your Management’s Discussion and Analysis, please advise us of the basis for your conclusion that disclosure was not necessary and describe the process you undertook to reach that conclusion. We refer you to paragraph (a)(1) and (a)(4) of item 303 of Regulation S-K.

Response: The Company considered the guidance in paragraph (a)(1) and (a)(4) of Item 303 of Regulation S-K in determining its disclosures in Management’s Discussion and Analysis. For the year ended March 31, 2010, the Company’s repo-to-maturity transactions accounted for as sales are not significant drivers of the Company’s results of operations or changes in financial condition, given their nature and the materiality to the overall financial results. For the year ended March 31, 2010, the impact of repo-to-maturity transactions accounted for as sales to Revenues, net of interest and transactions based expenses was approximately $2 million. For the year ended March 31, 2010, repo-to-maturity transactions were not material to the Company in respect of liquidity, market risk support, or credit risk. As such disclosure in Management’s Discussion and Analysis was not deemed necessary.

Foreign currency translation, page 107

Comment 5

Please tell us how you complied with paragraph 12 of ASC 830-30-45, or tell us how you determined it was appropriate to record the impact of translating monetary assets and liabilities in the Consolidated and Combined Statements of Operations.

Response 5

The Company’s operating entities may have recorded transactions and balances that are denominated in currencies other than each entity’s functional currency. The Company also has several operating entities whose functional currencies are a non-U.S. Dollar currency. ASC 830 sets forth the requirements for remeasuring transactions denominated in currencies other than an entity’s functional currency, and for translating functional currencies into the Company’s reporting currency, U.S. Dollars.

Howard Efron	- 15 -
U.S. Securities and Exchange Commission
March 30, 2011

Paragraph 17 of ASC 830-10-45 addresses remeasurement of the books of record into an entity’s functional currency. It states “the remeasurement process is intended to produce the same result as if the entity’s books of record had been maintained in the functional currency… To accomplish that result, it is necessary to recognize currently in income all exchange gains and losses from remeasurement of monetary assets and liabilities that are not denominated in the functional currency.” Non-monetary assets and liabilities are required to be remeasured at historical exchange rates, while monetary assets and liabilities are remeasured at the current exchange rate at each balance sheet date. Remeasurement of monetary assets and liabilities, as described above, results in a foreign currency transaction gain or loss, which paragraph 1 of ASC 830-20-35 states is to be included in determining net income.

After all records have been remeasured into each entity’s functional currency, the financial statements of each entity with a non-U.S. Dollar functional currency must be translated into the U.S. Dollar reporting currency. According to paragraph 12 of ASC 830-30-45, translation adjustments resulting from the process of translating an entity’s financial statements into the reporting currency shall not be included in determining net income, but shall be reported in other comprehensive income.

Accordingly, the Company follows a two-step process to capture the impact of foreign currency movements from the transactions and financial statements of its operating entities. In the first step, each of the Company’s operating entities remeasures its recorded balances that are denominated in a currency other than its functional currency into that entity’s functional currency, with transaction gains and losses resulting from remeasurement reported in each entity’s income statement.

In the second step, each such entity whose functional currency is a non-U.S. Dollar currency translates its financial statements to U.S. Dollars, with the translation adjustments reported in other comprehensive income as a cumulative translation adjustment in the Company’s consolidated balance sheets.

In our next Annual Report on Form 10-K, we will expand the explanation of our accounting policy for translating monetary assets and liabilities.

Note 15. Commitments and Contingencies, page 131 to 137

Comment 6

We note your legal contingency disclosures and request that you tell us how you have met the requirement of Accounting Standards Codification 450-20-50-4 to

Howard Efron	- 16 -
U.S. Securities and Exchange Commission
March 30, 2011

disclose the amount or range of reasonably possible loss or to indicate that an amount cannot be estimated. The objective of this guidance is to provide valuable disclosure of the amount of reasonably possible loss that is not accrued.

Response 6

In Note 15 to the financial statements, which addresses material contingencies arising from litigation and regulatory proceedings, we have furnished some or all of the following information:

•	case name, court in which the claim has been filed, specific claims alleged by claimant;

•	a summary of the facts giving rise to the litigation or investigation;

•	an amount, if any, that we have reserved in connection with that case or investigation; and

•	a summary of the amount, if any, claimed in the complaint or the value of plaintiff’s alleged losses.

Our litigation reserves were established in accordance with ASC 450 based on an assessment of the facts and circumstances for a specific matter or pending regulatory investigation. In instances where we did not furnish any information with respect to a contingent amount or range of loss, it was because the complaint or notice of investigation neither furnished nor articulated a clear claim or demand for damages. In these instances, we believed any estimation of possible losses would not have been meaningful. Accordingly, we believed that our approach in the Form 10-K, described above, towards disclosing material litigation provided investors a more appropriate view of the litigation risks that we faced compared to presenting only a gross range of potential legal costs.

Although we believe that we were in compliance with ASC 450-20-50-4, in our next Annual Report on Form 10-K, to the extent that losses from litigation contingencies are reasonably possible, but not estimable (whether because we cannot glean sufficient information from the pleadings submitted to court or an arbitral body or from investigative authorities or otherwise), we will note that this is the case.

Furthermore, in our next Annual Report on Form 10-K, we will clarify our explanation of accounting for loss contingencies for litigation matters by providing additional disclosures, which may include, among others, (i) stating that we do not record accruals when loss contingencies are not both probable and reasonably estimable; (ii) stating that we may incur losses in excess of the amounts accrued, (iii) for matters where

Howard Efron	- 17 -
U.S. Securities and Exchange Commission
March 30, 2011

losses are reasonably possible, providing an estimate of possible loss or range of loss (individually or on an aggregate basis), or stating that an estimate of such losses cannot be made or is not material; and (iv) where appropriate, stating that such estimate may be based on the amount claimed in the complaint or the value of plaintiff’s alleged losses.

Note 16. Segment and Geographic Information, page 138

Comment 7

We note your disclosure that you have one reportable business segment. Please tell us how you determined it is not necessary to present a reportable segment for your trading on your own account.

Response 7

The Company has been operated and managed on an integrated basis, including those instances where we trade for our own account including during all of fiscal year ended March 31, 2010, the period covered by the Form 10-K. When we traded for our own account during fiscal year ended March 31, 2010, it was primarily to facilitate the execution of existing client orders or in anticipation that future orders would become available to fill the other side of a transaction. However, when facilitating client transactions as a principal, we sometimes chose to not fully offset trades or chose to execute offsetting trades whose terms differ from the clients’ trades. On a limited basis, we may have taken such positions in the market for our own account, to gain ongoing insight into market depth and liquidity, and we may not have always hedged such transactions in order to monetize our market views.

During fiscal year ended March 31, 2010, we also sometimes took positions for our own account in order to hedge our exposure to changes in foreign currency exchange rates and interest rate risks arising from the global character and financial focus of our operations, and also to invest our excess cash.

Trading for our own account was not an exclusive, separately managed activity from the rest of our operations, at March 31, 2010. We did not separately allocate resources for this activity. Therefore, it was not necessary to present this as a reportable segment. As the Company’s business strategy develops, and the Company transitions to an investment bank model in the long-term, this could change and the Company will continue to consider if requirements for presenting segments are met, when preparing future filings.

*    *    *    *

Howard Efron	- 18 -
U.S. Securities and Exchange Commission
March 30, 2011

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-589-6473 or Randy MacDonald at 212-589-6496.

Very truly yours,

/s/ Henri J. Steenkamp
Henri J. Steenkamp
Senior Vice President,
Chief Accounting Officer, and Global Controller

cc:	David B. Harms, Sullivan & Cromwell LLP
cc:	Laurie R. Ferber, General Counsel

Howard Efron	- 19 -
U.S. Securities and Exchange Commission
March 30, 2011

Annex A – Repurchase Agreements Accounted for as Sales

	Balances De-recognized	Quarterly Average	Quarterly Maximum
Month	(in $ billions)
3/31/2010	5.7	6.6	7.4
12/31/2009	8.0	11.9	14.3
9/30/2009	14.2	13.3	14.2
6/30/2009	12.3	12.8	13.3
3/31/2009	11.4	11.5	12.4
12/31/2008	13.1	16.4	18.4
9/30/2008	10.3	9.8	10.3
6/30/2008	8.2	10.8	13.1
3/31/2008	13.8	17.0	20.4
12/31/2007	17.8	17.3	19.7
9/30/2007	12.4	7.8	12.4
6/30/2007	4.7	4.0	4.7

Annex B – Repurchase Agreements Accounted for as Collateralized Financings

Month	Balance	Quarterly Average	Quarterly Maximum
	(in $ billions)
3/31/2010	29.1	35.6	39.8
12/31/2009	31.3	36.8	39.8
9/30/2009	32.4	32.7	33.5
6/30/2009	28.5	18.1	28.5
3/31/2009	14.3	12.5	14.7
12/31/2008	11.6	14.9	20.4
9/30/2008	14.4	15.2	16.0
6/30/2008	14.3	15.9	18.2
3/31/2008	18.6	22.9	26.6
12/31/2007	22.5	27.9	33.9
9/30/2007	24.7	25.3	26.7
6/30/2007	24.6	24.6	24.6